Exhibit 99.1

PSI and AIB Acquisition Complete Business Combination

- PSI to Debut on Nasdaq on July 19, 2024

- PSI Ordinary Shares to Trade Under Ticker “PSIG”

NEW YORK and HONG KONG, July 18, 2024 (GLOBE NEWSWIRE) -- PS International Group Ltd. (together with PSI Group Holdings Ltd and its operating subsidiaries, “PSI” or the “Company”), a long-established global logistics service provider headquartered in Hong Kong specialized in cross-border air freight services, and AIB Acquisition Corporation (Nasdaq: AIB) (“AIB”), a special purpose acquisition company, today announced the completion of their previously announced business combination (the “Business Combination”). PSI’s ordinary shares will commence trading on the Nasdaq under the ticker symbol “PSIG” on July 19, 2024.

Mr. Alex Ko, Chief Executive Officer of PSI, commented: “The listing of PSI on Nasdaq marks a significant milestone in our company’s history, signifying our expansion into the global market. This achievement is a testament to the relentless efforts and dedication of our entire team. As we embark on this new chapter, we are committed to enhancing our capabilities and broadening our reach in the logistics industry, including cross-border e-commerce logistics. Being a Nasdaq-listed company underscores our commitment to delivering exceptional service, innovative solutions, and sustainable growth. We look forward to continuing our mission of connecting the world through efficient and reliable logistics service networks on a larger global stage.”

Additional information about the completed Business Combination will be provided in a Current Report on Form 8-K to be filed by AIB and a Form 6-K to be filed by PSI with the Securities and Exchange Commission and available at www.sec.gov.

Advisors

China & Partners served as exclusive financial advisor to PSI.

Maxim Group LLC served as exclusive advisor to AIB.

Cooley LLP served as U.S. legal advisor, and Ogier served as Cayman Islands legal advisor to PSI.

Ellenoff Grossman & Schole LLP served as U.S. legal advisor, Yin Xu & Co. served as Hong Kong legal advisor, and Collas Crill served as Cayman Islands legal advisor to AIB.

About PSI

PSI is a long-established global logistics and supply chain solution provider, specialized in air freight forwarding services, connecting businesses from Asian transportation hubs to the US and the rest of the world. We operate through our Operating Subsidiaries in Hong Kong, namely Profit Sail Int’l Express (H.K.) Limited and Business Great Global Supply Chain Limited, which derive revenue from air freight forwarding services, ocean freight forwarding services and supply chain ancillary services.

About AIB Acquisition Corporation

AIB Acquisition Corporation is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements may include, but are not limited to, statements regarding estimates and forecasts of financial metrics and projections of market opportunity; references with respect to the anticipated benefits of the Business Combination and the projected future financial performance of PSI’s operating companies following the Business Combination; changes in the market for PSI’s services and expansion plans and opportunities; PSI’s ability to successfully execute its expansion plans and business initiatives; ability for PSI to raise funds to support its business; the uses of cash of the Business Combination; and the anticipated capitalization and enterprise value of PSI following the Business Combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of PSI’s and AIB’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of PSI and AIB. These forward-looking statements are subject to a number of risks and uncertainties; the risk that the Business Combination disrupts current plans and operations; the inability to recognize the anticipated benefits of the Business Combination; the ability to maintain the listing of PSI’s ordinary shares on The Nasdaq Stock Market following the Business Combination; changes in domestic and foreign business, market, financial, political and legal conditions; risks relating to the uncertainty of certain projected financial information with respect to PSI; PSI’s ability to successfully and timely develop and implement its growth strategy; PSI’s ability to adequately manage any logistics and supply chain risks; fluctuations in the price of cargo space and the uncertainties in supply and demand for cargo space; risks relating to PSI’s operations and business, including information technology and cybersecurity risks, failure to adequately forecast supply and demand, loss of key customers and deterioration in relationships between PSI and its employees; PSI’s ability to successfully collaborate with business partners; demand for PSI’s current and future services; risks related to increased competition; risks relating to potential disruption in the transportation and shipping infrastructure, including trade policies and export controls; risks that PSI is unable to secure or protect its intellectual property; risks of regulatory lawsuits relating to PSI’s services; risks that PSI experiences difficulties managing its growth and expanding operations; the uncertain effects of the COVID-19 pandemic and certain geopolitical developments, including the military conflicts in Ukraine and the Middle East; the outcome of any legal proceedings that may be instituted against PSI, AIB or others following announcement of the Business Combination; the ability of PSI to execute its business model, including market acceptance of its existing and planned services; technological improvements by PSI’s peers and competitors; and those risk factors discussed in documents of PSI and AIB filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither AIB nor PSI presently know or that AIB and PSI currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect AIB’s and PSI’s expectations, plans or forecasts of future events and views as of the date of this press release. AIB and PSI anticipate that subsequent events and developments will cause AIB’s and PSI’s assessments to change. However, while AIB and PSI may elect to update these forward-looking statements at some point in the future, AIB and PSI specifically disclaim any obligation to do so. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information:

AIB

Eric Chen

Chief Executive Officer

Email: Eric.Chen@aibspac.com

Tel: (212) 380-8128

PSI

Louis Tsui

Chief Financial Officer

Email: louis.tsui@profitsail.com

Tel: (852) 2754 3320